Mail Stop 3561

December 5, 2007

By U.S. Mail and facsimile to (314) 577-3251

August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

> **Re: Anheuser-Busch Companies, Inc.**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 1-07823**

Dear Mr. Busch:

        We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

        Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                                                        Sincerely,

                                                        Ellie Quarles
                                                        Special Counsel

cc: JoBeth G. Brown